KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF FIRST QUARTER 2020 CONFERENCE CALL AND WEBCAST

Toronto, Ontario - April 27, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the first quarter of 2020 before the market open on Wednesday, May 6, 2020, Eastern Time (“ET”). The Company will then host a conference call to review the results that afternoon at 2:00 pm ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date: Wednesday, May 6, 2020, 2:00 pm ET
Conference ID: 9680145
Toll-free number: (833) 968-2183
International callers: (825) 312-2102
Webcast url: https://services.choruscall.com/links/kl200506.html

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com